UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                       Hollywood Entertainment Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   436141-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages

                                  SCHEDULE 13G
                                  ------------

CUSIP No. 436141-10-5                                                Page 2 of 5
          ----------

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mark J. Wattles
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [ X ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
      --------------------------------------------------------------------------

                          5)  SOLE VOTING POWER

      NUMBER OF               11,244,600
                              --------------------------------------------------
      SHARES
                          6)  SHARED VOTING POWER
      BENEFICIALLY

      OWNED BY                --------------------------------------------------

      EACH                7)  SOLE DISPOSITIVE POWER

      REPORTING               11,244,600
                              --------------------------------------------------
      PERSON
                          8)  SHARED DISPOSITIVE POWER
      WITH

                              --------------------------------------------------

 9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,244,600
      --------------------------------------------------------------------------

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      30.5%
      --------------------------------------------------------------------------

12)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------


                                Page 2 of 5 pages

Item 1.   Issuer

     (a)  The name of the Issuer is Hollywood Entertainment Corporation.

     (b) The Issuer's executive offices are located at 25600 SW Parkway Center Drive, Wilsonville, Oregon 97070.

Item 2.   Reporting Person and Security

     (a)  This Statement is filed by Mr. Mark J. Wattles, an individual.

     (b) Mr. Wattles' business address is 25600 SW Parkway Center Drive, Wilsonville, Oregon 97070.

     (c)  Mr. Wattles is a citizen of the United States of America.

     (d) This Statement relates to shares of Common Stock of Hollywood Entertainment Corporation.

     (e) The CUSIP number assigned to the Common Stock of the Issuer is 436141-10-5.

Item 3.   Filings Pursuant to Rule 13d-1(b) or 13d-2(b)

          Not applicable.

Item 4.   Ownership

     (a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Wattles may be deemed to be the beneficial owner of a total of 11,244,600 shares of Issuer Common Stock. This amount includes 120,000 shares subject to options that are currently exercisable or become exercisable within 60 days of December 31, 1997.

     (b) Mr. Wattles' beneficial ownership of Issuer Common Stock represented approximately 30.5% of the 36,786,396 issued and outstanding shares on December 31, 1997.

     (c) Mr. Wattles has sole power to vote or direct the voting and to dispose or to direct disposition of the outstanding shares that he beneficially owns.

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.


                                Page 3 of 5 pages

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          Not applicable.


                                Page 4 of 5 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 11, 1998
                                       -----------------------------------------
                                                         Date


                                       /s/ MARK J. WATTLES
                                       -----------------------------------------
                                                    Mark J. Wattles


                                Page 5 of 5 pages